ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 21, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:                                         Joseph McCann /Russell Mancuso

Re:                             SEC Comment Letter dated July 31, 2013

GT Advanced Technologies Inc.

Amendment No. 1 to Registration Statement on Form S-3,
filed July 19, 2013

File No. 333-189170

Ladies and Gentlemen:

On behalf of GT Advanced Technologies Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy of Amendment 2 to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).  A copy of the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

This amendment reflects certain revisions to the Registration Statement, in response to the comment letter to Thomas Gutierrez of the Company, dated July 31, 2013 from the Staff of the Commission, as well as certain other updated information.  We have also enclosed for your review the supplemental information referred to in the Company’s responses to the Staff’s comment letter.

For your convenience, the Company is supplementally providing to the Staff four (4) typeset copies of Amendment No. 2 to the Registration Statement, which have been marked to indicate the changes from Amendment No.1 the Registration Statement, as originally submitted with the Commission on July 19, 2013.

For reference purposes, the Staff’s comments as reflected in the Staff’s letter dated July 31, 2013, are reproduced in italics in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.  All references to page numbers in the Company’s response are to the page numbers in Amendment No. 1 to the Registration Statement.

Prospectus Cover

1.                                      We note your response to prior comment 2; however, your prospectus cover suggests that the selling shareholders may offer any of the securities registered for sale. Please revise to clarify.

Response to Comment 1:

The Company has revised the prospectus cover in response to the Staff’s comment.

2.                                      Please provide us your analysis of why you believe it is appropriate to register for resale at this time the shares in escrow. Include in your response the purpose and terms of the escrow and specific reference to all authority on which you rely. If you believe the agreement need not be filed as an exhibit, please provide us a copy.

Response to Comment 2:

The Company advises the Staff that upon the closing of the transaction, it issued an aggregate of 3,355,648 shares of common stock of the Company to certain sellers as consideration for the transfer of their ownership interests in the Thermal Technology business.  1,151,792 of these shares were placed into escrow to secure obligations of the sellers under the definitive purchase agreement, including in the nature of adjustments to the purchase price as a result of working capital differences and indemnification obligations to the Company.  All consideration for the shares placed into escrow has been irrevocably delivered to the Company, and the shares placed in escrow have been irrevocably issued by the Company.  These shares show as outstanding on the Company’s stock ledger.

Under the terms of Sections 2(c) and (d) of the Escrow Agreement, which the Company is hereby supplementally providing to the Staff, all voting and investment control over the escrowed shares is vested in a representative of the selling stockholders.  In the event the escrow agent is directed in writing by the stockholder representative to sell the shares of Company common stock held in escrow, the proceeds from any such sale remain escrow property until the release of the escrow property in accordance with the terms of the escrow agreement, or until the Company makes an earlier claim against such escrow property. Thus, any claim against the escrow by the Company is to be satisfied not specifically by the shares issued into escrow, but rather by whatever property then exists in the escrow account at that time, be it cash or shares.

The Company believes that it is appropriate to register the shares of common stock held in the escrow account because General Instruction I.B.3. to Form S-3 permits a registrant to register outstanding securities to be offered for the account of any person other than the issuer, if the securities are of the same class as are listed on a national securities exchange.  The Company’s common stock is listed on the Nasdaq Global Select Market.  In addition, the shares of common stock held in the escrow account are outstanding shares of Company common stock.  They have been validly issued by resolution of the board of directors and are non-assessable. Unlike the escrowed shares referenced in the Staff’s Compliance & Disclosure Interpretation 216.09, the securities in escrow are fully paid and they have been placed in an escrow account controlled by the stockholder representative, merely until the indemnity period set forth in the purchase agreement has expired and as security for the discharge of contingent liabilities of the selling stockholders, or, if earlier, the date on which the stockholder representative elects to direct the escrow agent to sell them.  The securities are therefore outstanding for purposes of Delaware law and for purposes of General Instruction I.B.3 to Form S-3.

3.                                      We note the second paragraph of your response to prior comment 1. However, it remains unclear how your prospectus summary, which should highlight the most significant aspects of the offering, is complete without summarizing key information related to your results and financial position including those items mentioned in the last sentence of prior comment 1. Please revise your prospectus summary accordingly.

Response to Comment 3:

The prospectus summary has been revised in response to the Staff’s comment to summarize additional key information related to the Company’s results and financial position, including disclosure concerning discussion of net losses in recent periods, recent debt amendments an decreased interest expense.

4.                                      Please address the first sentence of prior comment 4 as it applies to clause (ii) on the first page of the opinion.

Response to Comment 4:

We have revised clause ii on the first page of the opinion in response to the Staff’s comment.

5.                                      Please file an opinion that addresses the shares offered by the selling stockholders. If true, the opinion should reflect that the shares are outstanding. Also, the opinion regarding outstanding shares that are being offered by the selling stockholders should not include conditions and assumptions that might be appropriate for a delayed shelf offering as explained in Staff Legal Bulletin No. 19 (October 14, 2011) section II.B.2.a.

In response to the Staff’s comment, we have revised the opinion to address the shares offered by the selling stockholders without conditions or assumptions.

We hope that the foregoing has been responsive to the Staff’s comments.  If you should have any questions about this letter or require any further information, please call the undersigned at 617-951-7809 or Rachel Phillips of our offices at 617-235-4734.

Very truly yours,

/s/ Christopher D. Comeau
Christopher D. Comeau

cc:	Hoil Kim, via e-mail
Douglas Barry, via e-mail